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                                                               Exhibit 99.2

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                                                                   July 25, 2001
Dear fellow stockholder:

     I am pleased to inform you that on June 15, 2001, GlobalNet Financial.com, Inc. entered into a Merger Agreement, as amended, July 17, 2001 with New Media SPARK, plc ("SPARK") and GlobalNet Acquisitions Inc., a wholly owned subsidiary of SPARK ("GlobalNet Acquisitions"). Pursuant to the Merger Agreement, GlobalNet Acquisitions is today commencing a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $.001 per share, of GlobalNet (the "Common Shares") at a price of $.36 per Common Share (the "Common Offer Price") and to purchase all outstanding shares of Class A Common Stock, par value $.001 per share of GlobalNet (the "Class A Common Shares", together with the Common Shares, the "Shares") at a price of $.036 per share (the "Class A Offer Price", together with the Common Offer Price, the "Offer Price"). The Offer Price being offered by New Media represents approximately 25% premium to our closing stock price on July 17, 2001.

     The Merger Agreement provides that if the Offer is completed, GlobalNet Acquisitions will merge with and into GlobalNet (the "Merger"). In the Merger, each Share not acquired by GlobalNet Acquisitions, Inc. or SPARK in the Offer or otherwise will be converted into the right to receive $0.36 per Common Share and $0.036 per Class A Common Share.

     Your Board of Directors has approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the company. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the opinion of Houlihan Lokey Howard & Zukin to the Board of Directors (the "Opinion") that, as of July 17, 2001 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinion, the Offer Price in cash per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the Opinion is attached to the enclosed Schedule 14D-9 and we urge you to read it carefully and in its entirety.

     Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, which we urge you to read carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is GlobalNet Acquisitions' Offer to Purchase, dated July 25, 2001, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. On behalf of GlobalNet, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a stockholder of GlobalNet.
                                          Sincerely,

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                                          W. Thomas Hodgson
                                          President and Chief Executive Officer

   GLOBALNET FINANCIAL.COM, INC.  REGISTERED IN UNITED STATES OF AMERICA NO.
                                   061489574
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     9.    reviewed the trading values and financial condition of certain public companies we deem comparable to GlobalNet;

     10. analyzed the control premiums paid in comparable control transactions; and

     11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. Based on GlobalNet's representation to us, we have assumed that in an orderly liquidation of certain of the Company's long term investment assets, the current realizable proceeds from such assets are likely to be materially less than the recorded value of such assets.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the proposed consideration to be received by the shareholders of the Company in connection with the Transaction is fair to them from a financial point of view.

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